Exhibit 99.1

Cardiome Announces Commercialization Partnership For AGGRASTAT® In Select European Markets

NASDAQ: CRME   TSX: COM

VANCOUVER, May 20, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME) (TSX: COM) today announced an agreement with AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, to commercialize AGGRASTAT® (tirofiban HCl) in selected European markets. AOP Orphan will be responsible for the commercialization of AGGRASTAT in the AOP Orphan countries. Under terms of the agreement, AOP Orphan has agreed to specific annual commercial goals for AGGRASTAT. Financial details of the agreement were not disclosed.

"We are pleased to expand our relationship with AOP Orphan to include AGGRASTAT in addition to BRINAVESS," said Karim Lalji, Cardiome's Chief Commercial Officer. "AGGRASTAT is an excellent fit with AOP's established portfolio of cardiovascular products. We are looking forward to working with AOP to sell AGGRASTAT and to implement Cardiome's commercialization strategy for this product."

"We are excited to partner and work with Cardiome to commercialize AGGRASTAT, the second Cardiome product in our cardiovascular portfolio," said Rudolf Widmann, Ph.D., CEO of AOP Orphan. "We are looking forward to selling AGGRASTAT to our existing customer base and to developing new customer relationships which will be key to the future growth of our cardiovascular franchise."

Key AOP Orphan countries for AGGRASTAT include: Austria, Hungary, Switzerland, and other Eastern European states.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About AOP Orphan Pharmaceuticals AG
AOP Orphan is a multinational Austrian company with a strong focus on clinical research, development and commercialization of medicines for rare and complex diseases. Supplying patients and medical specialists with such medications requires the provision of extended services. Big global companies encounter frequent problems in serving such market segments optimally, a fact reflected in the rapid growth of AOP Orphan as we provide individualized and customized services to meet and accommodate for the needs of physicians and patients. AOP Orphan provides its services across all Central Europe, Middle East & Asia. Currently AOP Orphan is concentrating on orphan and complex diseases in hematology/oncology, cardiology, pulmonology, intensive care medicine, neurology and psychiatry.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: (800)-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 20-MAY-14